UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-43222

CoinShares PLC

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

2 Hill Street

St. Helier, JE2 4UA

Jersey

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Changes in Registrant’s Certifying Accountant

As previously disclosed, on March 31, 2026, CoinShares PLC. (the “Company”, formerly known as Odysseus Holdings Limited prior to the Business Combination described herein) consummated its previously announced business combination (the “Business Combination”) with CoinShares International Limited (“CoinShares”), Vine Hill Capital Investment Corp. (“Vine Hill”) and Odysseus (Cayman) Limited (“SPAC Merger Sub”), pursuant to that certain Business Combination Agreement, dated as of September 8, 2025 (the “Business Combination Agreement”), by and among, the Company, CoinShares, Vine Hill and SPAC Merger Sub. Pursuant to the terms of the Business Combination Agreement, (a) Vine Hill merged with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of the Company and (b) among other things, SPAC Merger Sub acquired CoinShares, with such acquisition being effected by way of a court sanctioned scheme of arrangement under Jersey law, pursuant to which CoinShares became a direct, wholly-owned subsidiary of SPAC Merger Sub. As a result of the Business Combination, the Company has become a publicly traded company.

(a)	Dismissal of independent registered public accounting firm

On April 17, 2026, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) approved the dismissal of Withum Smith+Brown, PC (“Withum”) as the Company’s independent registered public accounting firm.

Withum’s report of independent registered public accounting firm on the Company’s balance sheet as of September 18, 2025 and the related statements of operations, changes in stockholders’ equity and cash flows for the period from August 29, 2025 (inception) through September 18, 2025, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles, except that the audit report on the consolidated financial statements contained an explanatory paragraph in which WithumSmith+Brown expressed substantial doubt about the Company’s ability to continue as a going concern.

During the period from August 29, 2025 (inception) to December 31, 2025, and during the subsequent interim period through April 17, 2026, there were no disagreements with Withum on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreements in its reports on the Company’s financial statements for such period.

During period from August 29, 2025 (inception) to September 18, 2025, and during the subsequent interim period through April 17, 2026, there have been no reportable events as listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F.

The Company has provided Withum with a copy of the foregoing disclosures and requested that Withum furnish the Company with a letter addressed to the SEC stating whether Withum agrees with the statements made by the Company set forth above. A copy of Withum’s letter, dated April 21, 2025, is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(b)	Engagement of new independent registered public accounting firm

On April 17, 2026, the Audit Committee approved the engagement of BDO LLP (“BDO”) as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements for the period ending December 31, 2025. BDO serves as the independent registered public accounting firm of CoinShares. During period from August 29, 2025 (inception) to September 18, 2025, and during the subsequent interim period through April 17, 2026, the Company did not consult BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided that BDO concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to this Item, or a “reportable event” as described in Item 16F(a)(1)(v).

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EXHIBIT INDEX

Exhibit	Description
16.1	Letter from Withum Smith+Brown, PC, dated April 22, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CoinShares PLC

Date: April 22, 2026	By:	/s/ Jean-Marie Mognetti
	Name:	Jean-Marie Mognetti
	Title:	Chief Executive Officer

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